Benessere Capital Acquisition Corp.

777 SW 37th Avenue, Suite 510

Miami, FL 33135-3250

December 14, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attn: James Lopez, Legal Branch Chief

Re:	Benessere Capital Acquisition Corp.

Registration Statement on Form S-1 Filed November 3, 2020

File No. 333- 249814

Dear Mr. Lopez:

Benessere Capital Acquisition Corp. (“Benessere”, “we”, “us” or “our”) hereby transmits its response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 30, 2020, regarding our Registration Statement (the “Registration Statement”) previously filed on November 3, 2020. EDOC has filed today Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

Our responses below correspond to the captions and numbers of the Staff’s comments. For the convenience of the Staff, we have reproduced those comments below in bold and our response to each comment immediately follows the applicable comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in Amendment No. 1.

In addition to submitting this letter by EDGAR, we will also deliver to the Staff a copy of this letter together with Amendment No. 1 marked to show revisions we have made to the Registration Statement, including revisions made in response to the Staff’s comments.

Summary, page 1

1.	We note the reference on page 3 to financial advisory services with ARC Group Ltd, an affiliate of the sponsor. Please revise Certain Relationships on page 117 as well as your Conflicts of Interest disclosure to address the arrangement with ARC Group Ltd.

Response: The terms of the arrangement between Benessere and ARC Group Ltd are set forth in a letter agreement dated September 30, 2020, which states that ARC Group Ltd will provide accounting services to Benessere for a fee of $10,000. Because the amount involved does not exceed $120,000, we do not believe this agreement is required to be disclosed as a “transaction with related persons” under Item 404 of Regulation S-K under the Securities Act of 1933. Consequently, Benessere has updated the Summary and Proposed Business sections on pages 3 and 79 of Amendment No. 1, respectively, to omit the disclosures of the arrangement between Benessere and ARC Group Ltd.

James Lopez, Legal Branch Chief

U.S. Securities and Exchange Commission

December 14, 2020

* * * * * *

We thank the Staff for its review of the foregoing and hope that it has been responsive to the Staff’s comments. If you have any questions relating to the foregoing or further comments, please contact our counsel, Tamar Donikyan, at tdonikyan@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Patrick Orlando
Patrick Orlando, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP